FORM 6-K

                              SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549



                              REPORT OF FOREIGN ISSUER


                              Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                              For December 12, 1996




                              NAM TAI ELECTRONICS, INC.
                              (Registrant's name in English)




                              Citco Building, Wickhams Cay, P.O. Box 662,
                              Road Town, Tortola, British Virgin Islands
                               (Address of principal executive offices)

NAM TAI ELECTRONICS, INC.
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY


               NAM TAI ELECTRONICS, INC. ANNOUNCES
                COMMENCEMENT OF TRADING ON
                  THE TORONTO STOCK EXCHANGE

VANCOUVER, CANADA  December 12, 1996 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) announced that its common shares today commenced trading in Canada on The Toronto Stock Exchange.

The Company recently announced that it had been conditionally accepted for listing on The Toronto Stock Exchange and that it will continue to maintain the Nasdaq National Market System as its primary listing. The Company has now commenced trading on The Toronto Stock Exchange in Canadian dollars under the stock symbol "NMT".

"We are pleased to commence trading on a second major stock exchange," commented Mr. M.K. Koo, Chairman of the Company. "We believe this will help expand our shareholder base and broaden market support for the Company."

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers
("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery,
Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        For and on behalf of
                                        Nam Tai Electronics, Inc.
                                        by


                                        (S.d.) Ronald G. Erdman
                                        Ronald G. Erdman
                                        Chief Financial Officer

Date: December 19, 1996